

September 30, 2011

Via E-mail
Donald J. Calabria, Chief Executive Officer
Massive Dynamics, Inc.
320 Otero
Newport Beach, CA 92660

> **Re: Massive Dynamics, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-176836**

Dear Mr. Calabria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure on page 13 that Messrs. Calabria, Hariton and Collier are each considered underwriters for this offering and will sell only at the fixed $0.10 price. As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling shareholders is considered an underwriter. *See* SEC Release 33-8869 (2007). Accordingly, revise to identify all selling shareholders as underwriters in the registration statement and fix the offering price for the duration of the offering. Please also revise the disclosure in the document stating that it is a "resale prospectus."

2. We also note the disclosure throughout the business section regarding the company's need of, and uses for, the proceeds of this offering. Please reconcile this disclosure with the disclosure elsewhere that the company will not receive any proceeds from this selling shareholder offering.

Cover page

3. Disclose the negative working capital and going concern opinion.

4. Disclose that there is no minimum and revise the bold risk language to indicate a purchaser may lose their entire investment.

5. Disclose the arbitrary nature of the $0.10 price.

Management's Discussion and Analysis or Plan of Operation, page 17

6. Expand to provide your 12 month business plan, including milestones and the anticipated time and coast to achieve such milestones.

7. Discuss how and when you will derive revenues from operations.

8. We note the limited time Mr. Calabria devotes to this company and its business. We also note the company has no employees. Expand to disclose Mr. Calabria's experience at identifying and developing tower sites, negotiating tower leases and performing the other activities the company has undertaken to perform in the Services Agreement with Horizon.

9. Also disclose how much time Mr. Calabria will devote to this company's business and from where he will work.

Planned Growth Strategy, page 20

10. For each of your planned strategies, specify that you can provide no assurances that you will be successful.

11. You state that you will "rely on the knowledge and track record of our CEO" and that a key competitive advantage of the company is "the substantial experience of its CEO in the disciplines vital for successful tower development."   Specify what this track record is and what are these "vital disciplines" and Mr. Calabria's experience with them.

12. Provide support for your statement that Verizon, Sprint, T-Mobile and MetroPCS have been customers of Mr. Calabria and have awarded him work "due to his consistent bottom-line success."

Affiliations with Other Companies, page 21

13. Advise us what referral affiliations you have made recently and whether you are party to any of the affiliation agreements you describe.

Services of the Tower Industry and the Horizon Services Agreement, page 21

14. Expand to describe your progress under the agreement. For example, how many sites have you identified to date?

15. Expand on how you will fulfill the contact with no employees and only the part time services of Mr. Calabria.

Security Ownership of Certain Beneficial Owners and Management, page 23

16. Include the shares owned by C2 Capital, LLC in the shares owned by Messrs. Calabria and Collier, as they are the owners of C2 Capital.

As appropriate, please amend your filing and response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel